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                                                             Filed by Amgen Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company:  Kinetix Pharmaceuticals, Inc.
                                                   Commission File No. 000-12477


THE FOLLOWING IS AN E-MAIL COMMUNICATION FROM KEVIN SHARER, CHIEF EXECUTIVE OFFICER AND PRESIDENT OF AMGEN DISSEMINATED TO AMGEN EMPLOYEES IN CONNECTION WITH THE ACQUISITION OF KINETIX PHARMACEUTICALS, INC. BY AMGEN PURSUANT TO AN AGREEMENT AND PLAN OF MERGER.


     I am pleased to announce that Amgen has signed an agreement to acquire Kinetix Pharmaceuticals, an innovator in small molecule drug discovery. This acquisition will be an important step in accelerating our small molecule drug discovery program. It will bolster our capabilities in the discovery of protein kinase inhibitors, which represent an exciting new class of small molecule drugs, with the addition of Kinetix President and CEO Nick Lydon, Ph.D., who has 18 years of experience in the pharmaceutical industry and is a leader in the protein kinase field; and David Annistead, Ph.D., Kinetix vice president of research and development and chief scientific officer, who has 13 years of experience in the pharmaceutical and biotechnology industries, including senior positions at Vertex and Merck Sharp and Dohme Research Laboratories.

     In addition to Nick and David, we plan to gain approximately 40 highly qualified employees, many of whom have significant experience in small molecule drug research and development. This group of employees will remain in the Boston area under the leadership of David Annistead, eventually moving to our Kendall Square facility in Cambridge.

     Building our capabilities in small molecule drugs will help us capitalize on our early and significant work in genomics, a key to bringing new innovations to patients. This is fundamental to fulfilling our aspiration to be the best human therapeutics company.

     Kinetix provides a discovery platform engine that we believe can quickly produce and optimize high quality lead compounds. Kinetix uses virtual screening models to discover novel leads, and then tests chemicals in the lab against an array of more than 80 structurally related kinases. The next step is to "decorate" the leads for selectivity and potency against specific kinases. Dr. Lydon has said: "We X-ray crystallographic information to dial in specificity." He has described the Kinetix approach in this way: "The value here is not the targets, per se; the value here is having chemical scaffolds that you can decorate for drug selectivity... Kinetix is trying to cover a large chemical space and we have many more scaffolds than we can possibly work on."
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     The lead programs at Kinetix align with two of Amgen's core therapeutic areas, cancer/oncology and inflammation. Kinetix also has programs in immunology and asthma/allergy.

     Kinetix President and CEO Nick Lydon, Ph.D., will become vice president-- small molecule drug discovery and will be based in Thousand Oaks. Dr. Lydon started his pharmaceutical career at Schering Plough where he worked on the Interferon program. He moved to Ciba-Geigy in 1985, where he was responsible for the protein kinase signal transduction inhibitor projects. Dr. Lydon served as the project team leader for a number of protein kinase inhibitors that progressed into development, including STI-571, which has shown dramatic efficacy in clinical trials. In addition to R&D responsibilities, Dr. Lydon served as a member of the Novartis Oncology Management Committee with responsibility for licensing, business development and research strategy. He received his Ph.D. in Biochemistry from the Medical Sciences Institute, University of Dundee, in Scotland.

     David Annistead, Ph.D., vice president of research and development and chief scientific officer, will assume responsibility for Amgen's research presence in Boston and become a vice president of chemistry. Before joining Kinetix, Dr. Annistead held the position of Head of Immunosuppressive Research and Development and Senior Scientist-Medicinal Chemistry at Vertex. His research there focused on the use of structure-based drug design for the identification and development of novel therapeutic agents in the areas of immune suppression, cancer, inflammation, neuroprotection and nerve regeneration. Prior to joining Vertex, Dr. Armistead was the senior research chemist in Inflammation and Immunology at Merck Sharp and Dohme Research Laboratories (Merck and Co., Inc.).

     The deal is expected to close in the near future. In the meantime, we have put together an integration team, led by Geoff Slaff, vice president of process development and protein science that will work to combine the talents of our small molecule drug discovery program at Amgen with their future colleagues at Kinetix. We expect full integration by the end of the year and we will update you as we move forward.

                                     # # #

Amgen will file with the Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed business combination transaction referenced in this document. Kinetix stockholders are urged to read the Registration Statement, when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to stockholders of Kinetix seeking their approval of the proposed transaction. You may obtain a free copy of the Registration Statement and the proxy statement/prospectus (when it is available) and other documents filed by Amgen with the Commission at the Commission's web site at www.sec.gov. The
                                                          -----------
proxy statement/prospectus and these other documents may also be obtained without charge by Kinetix stockholders by directing a request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations.
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     This document contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and more fully described in the Securities and Exchange Commission reports filed by Amgen, including our most recent Form 10-Q. Amgen conducts research in the biotechnology/pharmaceutical field where movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. In addition, sales of our products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers. These government regulations and reimbursement policies may affect the development, usage and pricing of our products. In addition, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors.